

CLARION RIVER ORGANICS

aka Local X Change, LLC

OFFERING STATEMENT



INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

## OFFERING SUMMARY

| | |
|---|---|
| Issuer Name | Local X Change, LLC doing business as "Clarion River Organics" |
| Offering Amount | $10,000 - $25,000 |
| Offering Period | 36 months |
| Security Type | Secured Loan |
| Interest Rate | 9.25% |
| Maturity | 36 months |
| Payments | Monthly, disbursed to investors quarterly |
| Security Interest | Lien on greenhouses: two 30'x120' greenhouses and one 24'x96' greenhouse located at 824 Whitmer Road, Sligo, Pennsylvania. |
| Personal Guaranty | Yes - Zebulon R. Bartels |

## COMPANY OVERVIEW

Clarion River Organics represents a grower's cooperative of 18 horse-powered family farms working together near Clarion, PA. The cooperative's mission is to apply the most holistic and natural farming techniques to maintain soil life and plant health, to provide the most nutritious, best tasting products, and to share the vibrant farm life by facilitating direct personal experiences of connection between customer, farmer, and land.

Clarion River Organics' popular Community Supported Agriculture (CSA) program began in 2009 as a cooperative effort between the Clarion farming community and Zebulon ("Zeb") Bartels. CSA membership is a way for consumers to connect with the farms and farmers that grow their food. CSA members subscribe to a portion of the cooperative's harvest for a given season and receive a weekly farm-share of the most fresh, organic produce available during the growing season. The cooperative produces and distributes certified organic produce, grains, pastured meats, and jarred specialty products to customers in Pittsburgh, Erie, and rural Northwestern Pennsylvania.

## COMPANY ELIGIBILITY

Name of issuer: Local X Change, LLC
Doing Business As: Clarion River Organics
State of Organization: Pennsylvania
Date Company Was Formed: May 8, 2008
Type of Company: Limited Liability Company
Physical Address: 824 Whitmer Road, Sligo, Pennsylvania 16255
Web Address: http://www.clarionriverorganics.com/
# of Employees: 3 fulltime & 3 seasonal employees

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

## OWNERS OF THE COMPANY

Below is a list of the beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage owned by each beneficial owner. The principal shareholders detailed below are holders of common stock interest in the Issuer and distinct from the Securities offered to investors in this Offering.

| NAME | CLASS | % OWNERSHIP |
|------|-------|-------------|
| Zebulon R. Bartels | LLC Ownership | 100.0% |

The above is the only ownership outstanding for the Company. The ownership interests of a Pennsylvania Limited Liability Company give the owner the right to share in the profits of the Company.

*Note: All the securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities are included. Rights to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting the securities (or share in such direction or control – as, for example, a co-trustee) they are considered as being "beneficially owned." Outstanding voting equity securities are calculated by assuming all outstanding options are exercised and all outstanding convertible securities converted.*

### Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

**Zebulon R. Bartels**
Employer: Clarion River Organics
Employer's principal business: manage the marketing, sales, and distribution for the cooperative's organic farms. Farmer and farm manager.
Title: Co-op Manager

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

Dates of service: June 2009 - present
Responsibilities: manage the marketing, sales, and distribution of the cooperative's organic farm partners.

Zebulon Bartels has a degree in agriculture from Penn State University. He has worked for several farms and farm-related businesses prior to starting Clarion River Organics in 2009. He started Local X Change in 2009 with his former business partner. Zeb has run the day-to-day operations and the strategic planning of the business from day one. Since its founding Zeb has successfully diversified the Company's product selection (diversifying into meat and processed vegetables products) and expanded its distribution channels (selling to retail and wholesale).

*There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.*

## ANTICIPATED BUSINESS PLAN

### Business Plan

Clarion River Organics intends to extend its growing season by utilizing greenhouses on its property to produce organic vegetables throughout the year. Clarion River Organics farm operations are currently confined by the weather of Sligo, Pennsylvania. As the weather changes in winter, Clarion River Organics is unable to maintain its farming output. Using greenhouses would allow the business to continue its growing operations throughout the year and therefore produce more organic vegetables for sale to customers.

Three greenhouses (one 24'x96' and two 30'x120' structures) have been erected at Clarion River Organic's property in Sligo, Pennsylvania. To make the greenhouses operational, the structures will need to be connected to utilities and have equipment such as heating and irrigation equipment installed.

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

## You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

## Competition

There are many other organic farm cooperatives. The Company competes on the basis of quality, price, product availability, and many other factors. There is no guaranty that Company will be successful in competing against these competitors.

## Regulations

The ownership and operation of an organic farm are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

## Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

## No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

## Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

## Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

## Farm Production Risk

The Company's financial and business success is derived from uncertain natural growth processes of crops and livestock. Weather, disease, pests, and other factors affect both the quantity and quality of the commodities produced.

## Organic Farm Production Risk

The operation of an organic farm, insofar as it does not employ pesticides and fertilizers that are typically used in commercial farming, is subject to additional farm production risk beyond that to which a non-organic farm would be subject, such as additional risk of pests, disease, or failure to produce a yield equivalent to that which a non-organic farm would produce.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

Perishable Inventory Risk
The Company produces products that are perishable and subject to storage costs and spoilage.  As such, a number of adverse events could lessen or completely destroy the value of the Company's inventory before it is able to be sold, such as weather, failure of a refrigeration system, pests, disease, or failure of a transportation modality.

Consumer Products Liability Risk
The Company produces food products.  If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the production of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will

be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Indenture. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide:  you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors.  For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

## USE OF FUNDS

The purpose of this offering is to raise funds for the purchase of equipment and utilities buildout necessary to operate three existing greenhouses. There are two 30'x120' and one 24'x96' greenhouse structures that require installation of heating and irrigation equipment, furnace tuning, and utilities hookups.

|  | Minimum Target Goal | Maximum Target Goal |
| --- | --- | --- |
| Total Proceeds | $10,000 | $25,000 |
| Less: Intermediary Fee* | $200 | $500 |
| Net Proceeds | $9,800 | $24,500 |

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

| Use of Proceeds: | - Link up three greenhouses to water and electricity utilities | - Purchase and installation of greenhouse operations equipment: irrigation, heating, lighting. |
|---|---|---|

\* 2.0% of funding total

**If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.**

## TRANSACTION MECHANICS

The following describes the process to invest Clarion River Organics and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with the Clarion River Organics ("Investment Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

For additional information about the investment and cancellation process, see Honeycomb's Education Materials.

## Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Indenture, which you can view on the Appendix of this document.

This section summarizes the principal features of the Notes and the Note Indenture. However, this is only a summary. Before investing, you should read the Notes and the Note Indenture in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 9.25% per year. The accrual of interest will begin on closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting two months after the closing date of the offering.

- The Company must repay your principal (the amount you invested) three years from the end of the two-month grace period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- The Note is personally guaranteed by the owner, Zebulon Bartels. Zebulon Bartels absolutely and unconditionally guarantees for the benefit of investors the full, punctual performance when due of the indebtedness (including interest and principal), liabilities and other obligations of Local X Change, LLC (doing business as "Clarion River Organics) under the Note agreement.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. The representative will have the power to take any action against the company that he or she believes is appropriate. The fees and any expenses of the representative will be the responsibility of the Company, but the representative will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

## Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

## ADDITIONAL MATTERS RELATED TO THE SECURITY

*1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

The Company does not have the right to change the terms of the Promissory Notes or the Note Indenture. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue Promissory Notes that are secured by specific property of the Company.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the Promissory Notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding Promissory Notes. They could also issue other classes of securities with rights superior to those of investors holding Promissory Notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the Note Payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The Company could issue securities with rights superior to those of the Promissory Notes.

If the Company is sold, the owners of the Promissory Notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the Promissory Notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

None.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

8.  *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1.  *any director or officer of the issuer;*
    2.  *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3.  *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4.  *or (4) any immediate family member of any of the foregoing persons.*

## FINANCIAL CONDITION OF THE ISSUER

Clarion River Organics has been in operation and generated revenue since 2008. For the last three years reviewed, the Company has been profitable.

The Company does not need the funds from this offering to remain in business. Without these funds, however, the Company would need to find other investment for the completion of its greenhouse project. At this time, the Company has no plans to raise additional capital.

### Current Indebtedness

As of December 31, 2017, there was a balance of $146,593 in outstanding notes payable. $140,515 of the balance is a 10-year loan from AgChoice initiated in 2015. The remaining $6,078 is a loan from the owner's family with no repayment schedule set.

## FINANCIAL INFORMATION

Included are the financial statements covering the three most recently completed fiscal years. Please note that 2017 financial statements have yet to be completed the Company's accountant and be signed off by the Company's Executive.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

**Balance Sheet**

| ASSETS | 2015 | 2016 | 2017 |
|---|---|---|---|
| *Current Assets* | | | |
| Cash & Equivalents | 37,928 | 48,053 | 31,208 |
| Accounts Receivable | 15,245 | 15,740 | 6,867 |
| Inventory | 29,517 | 13,697 | 2,709 |
| Other Current Assets | 8,239 | 6,477 | 22,854 |
| **Total Current Assets** | **90,929** | **83,968** | **63,637** |
| *Long-Term Assets* | | | |
| Equipment | 31,915 | 31,915 | 31,915 |
| Building | 231,463 | 246,463 | 269,073 |
| Less: Depreciation | (102,131) | (111,125) | (120,119) |
| **Total Long-Term Assets** | 161,247 | 167,253 | 180,869 |
| **TOTAL ASSETS** | **252,176** | **251,221** | **244,506** |
| LIABILITIES & EQUITY | | | |
| *Current Liabilities* | | | |
| Debt Payable | 1,447 | 1,848 | 1,737 |
| Accrued Payroll | 6,461 | 12,079 | 3,563 |
| CSA Payments | 36,511 | 5,029 | 1,902 |
| Accounts Payable | 99,065 | 77,558 | 71,963 |
| **Total Current Liabilities** | **143,483** | **96,514** | **79,165** |
| *Long-Term Liabilities* | | | |
| Debt Payable | 181,639 | 160,437 | 146,593 |
| **Total Long-Term Liabilities** | 181,639 | 160,437 | 146,593 |
| **TOTAL LIABILITIES** | **325,122** | **256,951** | **225,758** |
| *Owner's Equity* | | | |
| Net Income | 23,270 | 67,215 | 24,478 |
| Retained Earnings | (96,215) | (72,945) | (5,729) |
| **TOTAL OWNER'S EQUITY** | **(72,946)** | **(5,730)** | **18,749** |
| **TOTAL LIABILITIES & EQUITY** | **252,176** | **251,221** | **244,506** |

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

## Income Statement

| INCOME | 2015 | 2016 | 2017 |
|---|---|---|---|
| Gross Sales | 1,128,768 | 1,388,239 | 1,300,434 |
| Cost of Goods Sold | 820,096 | 1,037,233 | 1,001,721 |
| **GROSS PROFIT** | **308,672** | **351,006** | **298,713** |
| | | | |
| OPERATING EXPENSES | | | |
| Salaries & Wages | 163,933 | 156,976 | 137,677 |
| General, Admin & O/H | 36,903 | 23,355 | 10,101 |
| Utilities | 4,951 | 5,301 | 6,078 |
| Trucking | 48,585 | 59,145 | 57,533 |
| Insurance | 12,671 | 16,579 | 11,210 |
| Rent | 1,950 | 880 | 24,000 |
| Taxes & Licenses | 6,077 | 6,161 | 6,436 |
| Interest & Banking Expense | 8,870 | 12,670 | 10,480 |
| Marketing | 1,463 | 2,723 | 1,724 |
| TOTAL OPERATING EXPENSES | 285,403 | 283,790 | 265,239 |
| **NET INCOME FROM OPERATIONS** | **23,269** | **67,216** | **33,474** |

## Statement of Cash Flows

| | 2015 | 2016 | 2017 |
|---|---|---|---|
| NET INCOME (LOSS) | 23,269 | 67,216 | 33,474 |
| | | | |
| CASH FLOW FROM OPERATING ACTIVITIES | | | |
| Adjustments: | | | |
| Change in Accounts Payable | (13,891) | (19,603) | (5,595) |
| Change in Account Receivable | 4,214 | (495) | 8,873 |
| Change in Inventory | 3,620 | 15,819 | 10,988 |
| Change in Payroll | 4,304 | 5,698 | (8,596) |
| Change in CSA Payments | (14,560) | (31,482) | (3,128) |
| Other Changes | 4,733 | 410 | (202) |
| NET CASH FROM OPERATING ACTIVITIES | 11,689 | 37,564 | 35,816 |
| CASH FLOW FROM INVESTING ACTIVITIES | | | |
| Adjustments: | | | |
| Building (Greenhouse) | - | (15,000) | (22,610) |
| Furniture & Equipment | (1,905) | - | - |
| Accumulated Depreciation | 11,676 | 8,994 | |
| NET CASH FROM INVESTING ACTIVITIES | 9,771 | (6,006) | (22,610) |
| | | | |
| CASH FLOW FROM FINANCING ACTIVITIES | | | |
| Adjustments: | | | |
| Change in Debt | 127,447 | (13,585) | (13,844) |
| Change in Equity | (174,537) | (7,617) | - |
| NET CASH FROM FINANCING ACTIVITIES | (47,090) | (21,202) | (13,844) |
| NET INCREASE (DECREASE) IN CASH | (25,630) | 10,357 | (639) |
| Cash at the beginning of period | 65,066 | 39,436 | 48,053 |
| Cash at end of period | 39,436 | 49,793 | 47,414 |

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

There have been no changes in the ownership of the Company's equity since December 31, 2015.

## STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i)  in connection with the purchase or sale of any security;

ii)  involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i) at the time of the filing of this offering statement bars the person from:
    a)  association with an entity regulated by such commission, authority, agency or officer;
    b)  engaging in the business of securities, insurance or banking;
    c)  engaging in savings association or credit union activities; or

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

## OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.


## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.clarionriverorganics.com.


The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

NOTE INDENTURE

# LOCAL X CHANGE, LLC
## ("CLARION RIVER ORGANICS")

This Note Indenture dated as of March 20, 2018, is entered into by Local X Change, LLC (doing business as "Clarion River Organics") (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Holder").

### Background

I.     The Company sold promissory notes (the "Notes") to the Holders through Honeycomb Portal, LLC (the "Portal") at www.HoneycombCredit.com (the "Site").

II.     This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.     **Application of Indenture to Notes**. The terms of this Note Indenture shall apply to each Note as if the terms of this Note Indenture were fully set forth in each Note.

2.     **Prepayment**. The Company may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments of principal shall be applied to the most remote principal installment or installments then unpaid.

3.     **Restrictions on Holders**. No Holder may, under any circumstances (i) take any action to

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

collect a Note, except as provided in this Note Indenture; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

4. **Payment on Change of Control**. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Company. For these purposes, the term "<u>Change of Control</u>" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain more than fifty percent (50%) of the combined voting power of the resulting entity.

5. **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Holder shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

6. **Transfers of Notes**.

    6.1. **Conditions on Permitted Transfers**. A Holder of a Note is prohibited to sell or otherwise transfer the Note for a period of one year, except for sales or transfers (i) back to the issuer; (ii) to an "accredited investor"; (iii) as a part of an offering registered with the SEC; or (iv) to a family member of the Holder, to a trust the Holder controls, to a trust created for the for the benefit of the Holder's family, or in connection with death or divorce. Further clarification and definitions on restrictions of resale can be found in the Honeycomb Portal Investor Education Materials. In the event that these criteria are met, a Holder proposes to sell or transfer a Note, the Company may, but shall not be required to, impose reasonable conditions on such sale or transfer including, but not limited, to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Company expects to incur in connection with the transfer, including attorneys' fees.

    6.2. **First Right of Refusal**. In the event a Holder (the "<u>Selling Holder</u>") desires to sell or otherwise transfer one or more Notes (the "<u>Transfer Notes</u>") to a third party, he, she, or it shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of any binding legal agreement setting forth such terms (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice, the Company shall notify the Selling Holder whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Holder may proceed with the sale to the proposed purchaser, subject to section 5.1. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Holder and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration

from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Holder and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.      **Defaults and Remedies**.

  7.1.    **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if (and only if):

      7.1.1.     The Company fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Company; or

      7.1.2.     The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

      7.1.3.     The Company is in default with respect to any other of its debt obligations; or

      7.1.4.     The Company becomes unable to pay its debts as they become due; or

      7.1.5.     The Company breaches any of its obligations under this Note Indenture and such breach remains uncured for ninety (90) days following written notice.

  7.2.    **Force Majeure**. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Company is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the Company; provided that the Company shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

  7.3.    **Consequences of Default**.

      7.3.1.    **Notice**. Upon the occurrence of an Event of Default, the Company shall provide written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to section 7.3.2 below, and (iii) be accompanied by (A) a copy of this Note Indenture, and (B) a list of all of the Holders, the email address of each Holder on file with the Company, and the outstanding amount with respect to each Holder's Note.

      7.3.2.    **Appointment of Representative**.

        (a)    **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative, who may, but need not, be a Holder, but shall not be affiliated with or related to the Company, shall be selected by the Holders as follows:

(1)    For a period of up to twenty (20) business days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative.

(2)    If at any time during such twenty (20) day period, the Holders of a majority of the Notes, measured by the principal amount outstanding with respect to each such Note (a "Majority"), agree as to the appointment of a Representative, that person shall be the Representative.

(3)    If, at the conclusion of such twenty (20) day period, no Representative has been appointed by a Majority, each Holder shall submit the name of up to three (3) persons such Holder would accept as the Representative.

(4)    With each name appearing on any Holder's list there shall be associated a number equal to the total principal amount outstanding of all Notes held by Holders whose lists included such name.

(5)    The person whose name is associated with the largest number shall be appointed as the Representative.

(b)    **Authority of Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Holders as parties.

(c)    **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Indenture.

(d)    **No Separate Claims**. No Holder may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of, and in the name of, each Holder, in accordance with the provisions of this Indenture.

(e)    **Release of Claims by Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

(f)    **Fees and Expenses of Representative**. The reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Company, and shall be added on to the amount otherwise payable with respect to the Notes, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that

following an Event of Default, any further payments made by the Company shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Notes, and if any Holder shall receive any payment with respect to his, her, or its Note before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

(g) **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Holders of the Notes at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative, a replacement shall be selected by the affirmative vote of Holders holding a majority of the Notes, measured by outstanding principal amount. If such Holders have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then Honeycomb may, at any time, by giving notice to the Company and all of the Holders, designate a replacement Representative who shall not be related to or affiliated with Honeycomb or the Company.

(h) **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each such Note, but only if they simultaneously appoint a replacement Representative.

7.4. **Remedies**. Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law and as set forth in the Security Agreement. However, the Representative shall not, without the affirmative consent of Holders holding a majority of the Notes, measured by outstanding principal amount, have the right to accelerate the payment of outstanding principal with respect to the Notes.

7.5. **Payments Deemed Held in Trust**. Any Holder who receives a payment on a Note while an Event of Default remains in effect with respect to such Note in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative, and shall return such excess on demand.

7.6. **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

7.7. **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

7.7.1. The date the Representative and the Company enter into a settlement of all claims; or

7.7.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Holders, the date the Company has paid (i) to the Holders, all interest and principal due through such date; and (ii) to the Representative, all the fees and expenses described in section 7.3.2(f); or

7.7.3.     If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Holders, the date the Company has paid (i) to the Holders all interest and principal due through such date; and (ii) to the Representative, all the expenses described in section 7.3.2(f); but only if Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each Note, agree to annul the demand for acceleration.

7.8.     **Waiver of Past Defaults.** The Holders of a majority of the outstanding principal amount of the Notes, by notice to the Representative, may on behalf of the Holders of all the Notes waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

8.     **Miscellaneous**.

8.1.     **Electronic Delivery**. All communications from the Company to Holders, including but not limited to all tax forms, shall be via electronic delivery.

8.2. **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to  zeb@clarionriverorganics.com, if the recipient is the Company, or the electronic mail address used by the Holder when registering online at the Site, if the recipient is a Holder, or such other address as a party may designated by notice complying with this section. A copy of any notice to the Company or any Holder shall be sent to Honeycomb at info@honeycombcredit.com.

8.3.     **Payments.** All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site. To the extent a Holder does not authorize the Company to make such ACH distributions into a designated account, payments to such Holder will be made by check and mailed to such Holder after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

8.4. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the Pennsylvania courts or the Federal courts located in or most geographically convenient to Alleghany County, Pennsylvania, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personal jurisdiction over such Holder, (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by Pennsylvania law, and (v) if such Holder is not otherwise subject to service of process in Pennsylvania, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

8.5.     **Waiver of Jury Trial**.   Each Holder acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Holder irrevocably and unconditionally waives any right it may have

to a trial by jury in respect of any legal action.

## Appendix B – "Doing Business As" Disclosure

COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
CORPORATION BUREAU
401 NORTH STREET, ROOM 206
P.O. BOX 8722
HARRISBURG, PA 17105-8722
WWW.CORPORATIONS.STATE.PA.US/CORP

Clarion River Organics

THE CORPORATION BUREAU IS HAPPY TO SEND YOU YOUR FILED DOCUMENT. THE CORPORATION BUREAU IS HERE TO SERVE YOU AND WANTS TO THANK YOU FOR DOING BUSINESS IN PENNSYLVANIA.

IF YOU HAVE ANY QUESTIONS PERTAINING TO THE CORPORATION BUREAU, PLEASE VISIT OUR WEB SITE LOCATED AT WWW.CORPORATIONS.STATE.PA.US/CORP OR PLEASE CALL OUR MAIN INFORMATION TELEPHONE NUMBER (717)787-1057. FOR ADDITIONAL INFORMATION REGARDING BUSINESS AND / OR UCC FILINGS, PLEASE VISIT OUR ONLINE "SEARCHABLE DATABASE" LOCATED ON OUR WEB SITE.

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

ENTITY NUMBER: 3931359

Local X Change, LLC
216 Robinson Church Rd
Bulger, PA 15019

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE



Entity #: 3931359
Date Filed: 01/27/2010
Pedro A. Cortés
Secretary of the Commonwealth

# PENNSYLVANIA DEPARTMENT OF STATE
# CORPORATION BUREAU

## Application for Registration of Fictitious Name
### 54 Pa.C.S. § 311

| Name | |
|---|---|
| Local X Change LLC | |

**Address**
216 Robinson Church Rd

| City | State | Zip Code |
|---|---|---|
| Bulger | PA | 15019 |

Commonwealth of Pennsylvania
FICTITIOUS NAME 2 Page(s)



T1002811042

Fee: $70

In compliance with the requirements of 54 Pa.C.S. § 311 (relating to registration), the undersigned entity(ies) desiring to register a fictitious name under 54 Pa.C.S. Ch. 3 (relating to fictitious names), hereby state(s) that:

1. The fictitious name is:
   **Clarion River Organics**

3. The address, including number and street, if any, of the principal place of business (P.O. Box alone is **not** acceptable):

| Number and street | City | State | Zip | County |
|---|---|---|---|---|
| 824 Whitmer Rd | Sligo | PA | 16255 | Clarion |

4. The name and address, including number and street, if any, of each individual interested in the business is:

| Name | Number and Street | City | State |
|---|---|---|---|
| Nathan Holmes | 216 Robinson Church Rd | Bulger | PA |
| Zebulon Bartels | 824 Whitmer Rd | Sligo | PA |
| Julie Holmes | 216 Robinson Church Rd | Bulger | PA |

PA DEPT. OF STATE

JAN 27 2010

INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

**Appendix C – Owner Name Change Disclosure**



ClarionRiverOrganics.com
824 Whitmer Rd
Sligo, PA 16255

3/16/2018

My legal name is Zebulon Bartels but I have been also going by Zebulon Baccelli, taking my wife's last name, and it is my intention to change my last name legally to Baccelli in 2018.

Zebulon Bartels



INTENDED FOR REVIEW POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE